

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

Via E-mail

Hongqiang Xu
President and Chief Executive Officer
China Ticket Center, Inc.
28248 North Tatum Boulevard, Suite B-1-434
Cave Creek, Arizona 85331

> **Re: China Ticket Center, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed May 20, 2011**
> **File No. 000-54317**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 6

The company has no existing agreement…, page 7

1. Please delete the phrase "While we have identified and contacted three potential targets," as it mitigates the point of the risk factor.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

2. We note your statement that "[t]o the best of our knowledge, the persons named have sole voting and investment power with respect to such shares." Please delete the knowledge qualifier, or supplementally explain why it is necessary given that the three sole stockholders also are the sole members of your management team.

Item 5. Directors and executive officers, page 17

3. We note your response to comment seven in our letter dated April 26, 2011. Please provide, *on a director-by-director basis*, the specific experience**,** qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

4. We note your statement in this section that you received cash in consideration of the 24,000,000 shares issued to your founders; however, on page F-9 you indicate that you received such consideration in the form of services. Please revise or advise. In addition, please clarify whether you received such consideration in the form of cash or services in the first paragraph under "Item 10. Recent Sales of Unregistered Securities."

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: David E. Wise, Esq.